UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

STERLING FINANCIAL CORPORATION
(Name of Issuer)
Common Stock, no par value per share
(Title of Class of Securities)
859319105
(CUSIP Number)
SCOTT A. ARENARE, ESQ.
MANAGING DIRECTOR AND GENERAL COUNSEL
WARBURG PINCUS LLC
450 LEXINGTON AVENUE
NEW YORK, NY 10017
(212) 878-0600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
Copy to:
MITCHELL S. EITEL, ESQ.
ANDREW R. GLADIN, ESQ.
SULLIVAN & CROMWELL LLP
125 BROAD STREET
NEW YORK, NY 10004
(212) 558-4000
October 21, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	859319105

1	NAMES OF REPORTING PERSONS Warburg Pincus Private Equity X, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		941,200,000(1)(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

941,200,000(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

941,200,000(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.58%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.
(2) Includes (i) 854,575,000 shares of Common Stock, no par value per share (“Common Stock”) and (ii) the warrant exercisable to purchase 86,625,000 shares of Common Stock (the “Warrant”).
(3) Calculation based on 4,167,528,859 shares of Common Stock, which includes 4,080,903,859 shares outstanding as of October 22, 2010 as reported in Sterling Financial Corporation’s (“Sterling’s”) preliminary proxy statement on Schedule 14A filed on October 22, 2010 (the “Proxy”), and assumes the exercise of the Warrant.

CUSIP No.	859319105

1	NAMES OF REPORTING PERSONS Warburg Pincus X Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		941,200,000(1)(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

941,200,000(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

941,200,000(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.58%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.
(2) Includes (i) 854,575,000 shares of Common Stock, and (ii) the Warrant exercisable to purchase 86,625,000 shares of Common Stock.
(3) Calculation based on 4,167,528,859 shares of Common Stock, which includes 4,080,903,859 shares outstanding as of October 22, 2010 as reported in Sterling’s Proxy, and assumes the exercise of the Warrant.

CUSIP No.	859319105

1	NAMES OF REPORTING PERSONS Warburg Pincus X, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		941,200,000(1)(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

941,200,000(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

941,200,000(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.58%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.
(2) Includes (i) 854,575,000 shares of Common Stock, and (ii) the Warrant exercisable to purchase 86,625,000 shares of Common Stock.
(3) Calculation based on 4,167,528,859 shares of Common Stock, which includes 4,080,903,859 shares outstanding as of October 22, 2010 as reported in Sterling’s Proxy, and assumes the exercise of the Warrant.

CUSIP No.	859319105

1	NAMES OF REPORTING PERSONS Warburg Pincus X, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		941,200,000(1)(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

941,200,000(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

941,200,000(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.58%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.
(2) Includes (i) 854,575,000 shares of Common Stock, and (ii) the Warrant exercisable to purchase 86,625,000 shares of Common Stock.
(3) Calculation based on 4,167,528,859 shares of Common Stock, which includes 4,080,903,859 shares outstanding as of October 22, 2010 as reported in Sterling’s Proxy, and assumes the exercise of the Warrant.

CUSIP No.	859319105

1	NAMES OF REPORTING PERSONS Warburg Pincus Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		941,200,000(1)(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

941,200,000(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

941,200,000(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.58%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.
(2) Includes (i) 854,575,000 shares of Common Stock, and (ii) the Warrant exercisable to purchase 86,625,000 shares of Common Stock.
(3) Calculation based on 4,167,528,859 shares of Common Stock, which includes 4,080,903,859 shares outstanding as of October 22, 2010 as reported in Sterling’s Proxy, and assumes the exercise of the Warrant.

CUSIP No.	859319105

1	NAMES OF REPORTING PERSONS Warburg Pincus & Co.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		941,200,000(1)(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

941,200,000(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

941,200,000(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.58%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.
(2) Includes (i) 854,575,000 shares of Common Stock, and (ii) the Warrant exercisable to purchase 86,625,000 shares of Common Stock.
(3) Calculation based on 4,167,528,859 shares of Common Stock, which includes 4,080,903,859 shares outstanding as of October 22, 2010 as reported in Sterling’s Proxy, and assumes the exercise of the Warrant.

CUSIP No.	859319105

1	NAMES OF REPORTING PERSONS Warburg Pincus LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		941,200,000(1)(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

941,200,000(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

941,200,000(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.58%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.
(2) Includes (i) 854,575,000 shares of Common Stock, and (ii) the Warrant exercisable to purchase 86,625,000 shares of Common Stock.
(3) Calculation based on 4,167,528,859 shares of Common Stock, which includes 4,080,903,859 shares outstanding as of October 22, 2010 as reported in Sterling’s Proxy, and assumes the exercise of the Warrant.

CUSIP No.	859319105

1	NAMES OF REPORTING PERSONS Charles R. Kaye

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		941,200,000(1)(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

941,200,000(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

941,200,000(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.58%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.
(2) Includes (i) 854,575,000 shares of Common Stock, and (ii) the Warrant exercisable to purchase 86,625,000 shares of Common Stock.
(3) Calculation based on 4,167,528,859 shares of Common Stock, which includes 4,080,903,859 shares outstanding as of October 22, 2010 as reported in Sterling’s Proxy, and assumes the exercise of the Warrant.

CUSIP No.	859319105

1	NAMES OF REPORTING PERSONS Joseph P. Landy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		941,200,000(1)(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

941,200,000(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

941,200,000(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.58%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.
(2) Includes (i) 854,575,000 shares of Common Stock, and (ii) the Warrant exercisable to purchase 86,625,000 shares of Common Stock.
(3) Calculation based on 4,167,528,859 shares of Common Stock, which includes 4,080,903,859 shares outstanding as of October 22, 2010 as reported in Sterling’s Proxy, and assumes the exercise of the Warrant.

CUSIP No.	859319105
This Amendment No. 1 (this “Amendment No. 1”) amends the Schedule 13D (the “Initial Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 3, 2010, and is being filed on behalf of Warburg Pincus Private Equity X, L.P., a Delaware limited partnership (together with Warburg Pincus X Partners, L.P., an affiliated Delaware limited partnership, “WP X”), Warburg Pincus X, L.P., a Delaware limited partnership and the general partner of WP X (“WP X LP”), Warburg Pincus X, LLC, a Delaware limited liability company and the general partner of WP X LP (“WP X LLC”), Warburg Pincus Partners, LLC, a New York limited liability company and the sole member of WP X LLC (“WP Partners”), Warburg Pincus & Co., a New York general partnership and the managing member of WP Partners (“WP”), Warburg Pincus LLC, a New York limited liability company that manages WP X (“WP LLC”), and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Managing Member and Co-President of WP LLC (each of the foregoing, a “Reporting Person,” and collectively, the “Warburg Pincus Reporting Persons”). Information in respect of each Warburg Pincus Reporting Person is given solely by such Warburg Pincus Reporting Person and no Warburg Pincus Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Warburg Pincus Reporting Person.
Except as specifically amended by this Amendment No. 1, items in the Initial Statement are unchanged.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 of the Initial Statement is hereby amended and restated as follows:
As more fully described in Item 4 below, on May 25, 2010, Sterling and WP X entered into an Investment Agreement (as amended on August 19, 2010, the “Investment Agreement”). Pursuant to the Investment Agreement and immediately upon the Closing, as defined therein, WP X purchased 68,366,000 shares of Common Stock, par value $0.00 per share (“Common Stock”), 1,709,150 shares of Series B Mandatorily Convertible Participating Voting Preferred Stock (“Series B Preferred Stock”), and a warrant exercisable, subject to certain conditions, to purchase 86,625,000 shares of Common Stock (the “Warrant”) for an aggregate purchase price of $170,915,000 in cash (the “Investment”). The funds used by WP X were obtained from the working capital of WP X. As discussed further below in Item 4, on October 21, 2010, the Stockholder Proposal (as defined below) was approved and, as a result, the Series B Preferred Stock automatically converted, in accordance with the terms of the Series B Preferred Stock, into shares of Common Stock for no additional consideration as of October 22, 2010, and the Warrant is now exercisable for shares of Common Stock.1
Item 4. Purpose of the Transaction
Item 4 of the Initial Statement is hereby amended and restated as follows:
WP X acquired the Securities in the ordinary course of business because of the belief that the Common Stock represented, and continues to represent, an attractive investment. The Warburg Pincus Reporting Persons beneficially own the Common Stock as an investment. Subject to the limitations described below in this Item 4, the Warburg Pincus Reporting Persons from time to time may decide to increase or decrease their investment in Sterling through shares of Common Stock or other capital stock of Sterling in open market or private transactions or otherwise. The timing and amount of any such increase or decrease may depend upon the price and availability of shares of Sterling’s capital stock, subsequent developments affecting Sterling, Sterling’s business and prospects, other investment and business opportunities available to the Warburg Pincus Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant.
The Investment
Pursuant to the Investment Agreement and immediately upon the Closing, as defined therein, WP X purchased (i) 68,366,000 shares of Common Stock, no par value per share (“Common Stock”), (ii) 1,709,150 shares of Series B Mandatorily Convertible Participating Voting Preferred Stock, no par value per share and liquidation preference $4.60 per share, of Sterling (“Series B Preferred Stock”) (the conversion of which is subject to certain conditions described further below), and (ii) a warrant exercisable to purchase 86,625,000 shares of Common Stock, if the Stockholder Proposal (as defined below) has been approved, or exercisable to purchase 188,315 shares of Series B Stock if the Stockholder Proposal (as defined below) has not been approved (the “Warrant”, and collectively with the securities in clauses (i) and (ii), the “Securities”) for an aggregate purchase price of $170,915,000 in cash (the “Investment”). Because the shareholders of Sterling approved the Stockholder Proposal (as defined below) on October 21, 2010, all Series B Preferred Stock converted automatically into Common Stock as of October 22, 2010 at a conversion rate, subject to customary adjustments, of 460 shares of Common Stock for each share of Series B Preferred Stock, and the Warrant became exercisable for shares of Common Stock. WP X has agreed that it and its affiliates will not acquire collectively more than 24.9% of the outstanding shares of any class of Sterling voting securities or make any acquisition that would result in WP X or its affiliates owning, collectively, more than 33.3% of the total equity of Sterling as those terms are defined in the Bank Holding Company Act and the regulations of the Board of Governors of the Federal Reserve System promulgated thereunder (the “Ownership Limit”).

[1]
The Common Stock and the Warrant described above (collectively, the “Securities”) are currently held by Warburg Pincus Private Equity X, L.P.; however, Warburg Pincus Private Equity X, L.P. contemplates allocating a portion of the Securities to Warburg Pincus X Partners, L.P.

CUSIP No.	859319105
Sterling also entered into an investment agreement with certain affiliates of Thomas H. Lee Partners, L.P. (“TH Lee”) pursuant to which TH Lee made an investment in Sterling (the “TH Lee Investment”) on the same terms and in the same amount as WP X and received the same amount and type of securities as WP X, including a warrant to purchase 86,625,000 shares of Common Stock on the same terms and conditions as the Warrant (the “THL Warrant”, and together with the Warrant, the “Warrants”), pursuant to the second amended and restated investment agreement between Sterling and TH Lee, dated as of May 25, 2010 (as amended on August 19, 2010).
Sterling also entered into an exchange agreement, dated as of April 29, 2010, as amended (the “Exchange Agreement”), between Sterling and the United States Department of Treasury (the “Treasury”), pursuant to which Sterling (i) exchanged 303,000 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the “TARP Preferred Stock”), held by the Treasury for 303,000 shares of Fixed Rate Cumulative Mandatorily Convertible Preferred Stock, Series C (the “Series C Stock”), which shares were then converted into 378,750,000 shares of Common Stock, and (ii) amended the warrant held by Treasury to purchase 6,437,677 shares of the Common Stock at an exercise price of $7.06 per share (the “TARP Warrant”) to, among other things, reduce the exercise price thereof to $0.20 per share (collectively, the “TARP Exchange”).
On August 26, 2010, Sterling also sold (i) 155,268,000 shares of Common Stock, and (ii) 3,881,700 shares of Series D Convertible Participating Voting Preferred Stock, no par value and liquidation preference $4.60 per share (the “Series D Preferred Stock”), in multiple simultaneous private placement transactions to investors (the “Other Private Placements”). The terms of the Series D Preferred Stock are substantially identical to the Series B Preferred Stock, except that the Series D Preferred Stock would not bear cumulative dividends in the event the Shareholder Proposal had not been approved by a certain date. However, because the Shareholder Proposal was approved on October 21, 2010, the Series D Preferred Stock also converted into Common Stock.
The following is a description of the material terms of the Investment Agreement and the Securities:
Stockholder Proposal. On October 21, 2010, Sterling obtained the approval of its stockholders to amend the Articles of Incorporation to increase the number of authorized shares of Common Stock to at least 10,000,000,000 shares (the “Stockholder Proposal”). In addition, promptly following the receipt of the Stockholder Proposal, the Company is obligated to call a meeting of its stockholders to amend the Articles of Incorporation to adopt certain restrictions on acquisitions and dispositions of securities by persons that hold, or intend to acquire, 5% or more of the value of the Common Shares of the Company (the “Charter Amendment Proposal”).
Board Representation. Pursuant to the Investment Agreement, effective as of August 26, 2010, Sterling appointed David A. Coulter to the Board of Directors of Sterling (the “Board”). WP X’s right to appoint a member of the Board will remain in effect for so long as WP X owns at least 4.9% or more (subject to adjustment as described below) of all of the outstanding shares of Common Stock (counting (i) as shares of Common Stock owned by WP X and outstanding, all shares of Common Stock into which Series B Shares or the Warrant owned by WP X were convertible or exercisable and (ii) as shares outstanding, (A) all shares of Common Stock into which shares of Series D Stock then outstanding were convertible or exercisable and (B) excluding all Common Shares issued by Sterling after the Closing Date other than as contemplated by the Investment Agreement and the Securities) (a “Qualifying Ownership Interest”). In addition, the Investment Agreement contains a provision that requires Sterling to provide WP X with any terms it provides to other investors that are more favorable than the terms it provides to WP X. Because Sterling has provided investors in the Other Private Placements a “Qualifying Ownership Interest” minimum ownership threshold of 3.0% for the one year period following August 26, 2010 (which is more favorable than WP X’s minimum ownership threshold of 4.9%), WP X is also entitled to the 3.0% minimum ownership threshold for this period.
The Board will cause Mr. Coulter to be appointed to the Personnel Committee and Nominating Committee of the Board so long as he or any future designee of WP X qualifies to serve on such committees under applicable rules of the NASDAQ, the Securities Exchange Commission, Sterling’s corporate governance guidelines, the charter of such committees and other applicable regulatory requirements. Sterling is required to recommend to its stockholders the election of Mr. Coulter or another designee of WP X to the Board at Sterling’s annual meeting, subject to satisfaction of all legal and governance requirements, for as long as WP X holds a Qualifying Ownership Interest. So long as it holds a Qualifying Ownership Interest, WP X may also, subject to applicable law, appoint a non-voting Board observer to attend meetings of the Board.

CUSIP No.	859319105
Standstill. Pursuant to the Investment Agreement, WP X has agreed that it, together with its affiliates, will not have the ability to exercise any voting rights of any Securities in excess of 24.9% of the total outstanding voting securities of the Sterling. In addition, WP made certain commitments, which are described more fully in Item 6 below and attached hereto as Exhibit 4. Among these commitments is that the combined voting and nonvoting equity interests owned or controlled by WP, its affiliates (including WP X), and its officers and directors will not exceed 25% of the total equity capital of Sterling or of any of its subsidiaries; however, if WP, its affiliates (including WP X), and its officers and directors own, hold, or have the power to vote, combined less than 15% of the outstanding shares of any classes of voting securities of Sterling, they may own or control up to 33.3% of the total equity capital of Sterling or any of its subsidiaries.
Transfer Restrictions. In addition, WP X may not transfer any direct or indirect interest in any Securities to acquire Securities of Sterling to the extent that such transfer, if effective, would cause the transferee to own or control 4.95% or more of the issued and outstanding securities of Sterling or would cause such ownership of the transferee to increase from 4.95% to a greater percentage of ownership. WP X also may not transfer any securities or options to acquire any securities of Sterling to any individual or entity without the approval of the Board of Directors until August 26, 2013 (subject to extension by the Board for up to three years). Notwithstanding these restrictions, WP X may transfer securities if certain conditions are satisfied, including, without limitation, any of the following: (i) prior to the consummation of such transfer, the Board of Directors, in its sole discretion, approves the transfer, (ii) such transfer is pursuant to any transaction, including a merger or consolidation, in which all holders of Stock receive, or are offered the same opportunity to receive, cash or other consideration for all such Stock, and upon the consummation of which the transferee will own at least a majority of the outstanding shares of Stock or (iii) such transfer is pursuant to the exercise by WP X or a permissible transferee of a warrant issued to WP X pursuant to the Investment Agreement.
Series B Preferred Stock. The rights, preferences and privileges of the Series B Preferred Stock are set forth in the Articles of Amendment to Sterling’s Restated Articles of Incorporation filed with the Secretary of State of Washington on August 26, 2010 (the “Articles of Amendment”), which is set forth in Exhibit 5 hereto. Because the shareholders of Sterling approved the Stockholder Proposal, all Series B Preferred Stock converted automatically as of October 22, 2010 into Common Stock at a conversion rate, subject to certain adjustments, of 460 shares of Common Stock for each share of Series B Preferred Stock.
Warrant. The Warrant issued to WP X has a term of seven years and is exercisable, in whole or in part, to purchase 86,625,000 shares of Common Stock at an exercise price of $0.22 per share, subject to certain adjustments. The Warrant may not, however, be exercised to the extent that it would cause WP X, together with its affiliates, to own more than 24.9% of a class of Sterling’s voting securities as defined under the Bank Holding Company Act and the regulations of the Board of Governors of the Federal Reserve System promulgated thereunder.
The foregoing summary of the Investment Agreement, the Series B Preferred Stock and the Warrant is not intended to be complete and is qualified in its entirety by reference to the full text of the Investment Agreement, Articles of Amendment for the Series B Preferred Stock and the Warrant attached hereto as Exhibit 2, Exhibit 5 and Exhibit 6, respectively, and incorporated herein by reference.
On April 14, 2010, Sterling adopted a shareholder rights plan (“Rights Plan”), which provides an economic disincentive for any one person or group to become an owner, for relevant tax purposes, of 5% or more of Sterling’s shares (a “Threshold Holder”) and for any existing Threshold Holder to acquire more than a specified amount of additional shares, subject to certain exceptions. The foregoing summary of the Rights Plan is not intended to be complete and is qualified in its entirety by reference to the full text of the Plan, attached hereto as Exhibit 3 and incorporated herein by reference.
Additional Disclosure
Except as set forth herein, none of the Warburg Pincus Reporting Persons nor, to the best of their knowledge, any person listed in Schedule I (of the Initial Statement), has any plans or proposals that relate to or would relate to or result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No.	859319105
Item 5. Interest in Securities of the Issuer
Item 5 of the Initial Statement is hereby amended and restated as follows:
(a) On October 21, 2010, WP X may be deemed to beneficially own 941,200,000 shares of Common Stock (or 22.58% of Common Stock (based on 4,167,528,859 shares of Common Stock, which includes 4,080,903,859 shares outstanding as of October 22, 2010 as reported in Sterling’s Proxy, and assumes the exercise of the Warrant)). Because of their respective relationships with WP X and each other, each of the Warburg Pincus Reporting Persons may be deemed to share voting and disposition power with respect to the 941,200,000 shares of Common Stock reported herein. Each of WP X LP, WP X LLC, WP Partners, WP, WP LLC, Messrs. Kaye and Landy and the individuals listed on Schedule I (of the Initial Statement) disclaims beneficial ownership of the shares of Common Stock and the Warrant, of which WP X has beneficial ownership, except to the extent of any indirect pecuniary interest therein. Except as described in this Item 5(a), no person listed in Item 2 of this Statement is a beneficial owner of the Common Stock in which WP X has beneficial ownership.
(b) See Item 5(a) above.
(c) Not applicable.
(d) No person (other than the Warburg Pincus Reporting Persons) has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the Common Stock owned by the Warburg Pincus Reporting Persons.
(e) Not applicable.

CUSIP No.	859319105
SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: October 25, 2010

WARBURG PINCUS PRIVATE EQUITY X, L.P.
By:	Warburg Pincus X, L.P., its general partner
By:	Warburg Pincus X, LLC, its general partner
By:	Warburg Pincus Partners, LLC, its sole member
By:	Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	Title:	Partner

WARBURG PINCUS X PARTNERS, L.P.
By:	Warburg Pincus X, L.P., its general partner
By:	Warburg Pincus X, LLC, its general partner
By:	Warburg Pincus Partners, LLC, its sole member
By:	Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	Title:	Partner

WARBURG PINCUS X, L.P.
By:	Warburg Pincus X, LLC, its general partner
By:	Warburg Pincus Partners, LLC, its sole member
By:	Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	Title:	Partner

WARBURG PINCUS X, LLC
By:	Warburg Pincus Partners, LLC, its sole member
By:	Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	Title:	Partner

CUSIP No.	859319105

WARBURG PINCUS PARTNERS, LLC
By:	Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	Title:	Partner

WARBURG PINCUS & CO.
By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	Title:	Partner

WARBURG PINCUS LLC
By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	Title:	Managing Director

CHARLES R. KAYE
By:	/s/ Scott A. Arenare
Scott A. Arenare, Attorney-in-fact*

JOSEPH P. LANDY
By:	/s/ Scott A. Arenare
Scott A. Arenare, Attorney-in-fact**

*	Power of Attorney given by Mr. Kaye was previously filed with the SEC on March 2, 2006, as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

**	Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006, as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.